Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements regarding Inco, including Inco's offer to purchase all of the common shares of Falconbridge Limited and Inco's proposed plan of arrangement with Phelps Dodge, including statements regarding the value of the consideration payable pursuant to Inco's increased offer for Falconbridge and the proposed plan of arrangement involving Inco and Phelps Dodge, anticipated financial or operating performance of the combined Inco/Falconbridge and Phelps Dodge Inco and the projected trading price of their shares under various scenarios, and strategies, objectives, goals and targets of the combined company, and forward-looking statements regarding Inco alone, including anticipated financial or operating performance, Inco's costs and anticipated operating performance on a stand-alone basis, its position as a low-cost producer of nickel, production levels for nickel, copper and platinum-group metals for its third quarter and full year 2006 for Inco as a whole and at its Indonesian, Voisey's Bay and other Canadian operations, nickel market conditions and nickel demand and supply in China and other geographical end-use markets, including for nickel-containing stainless steels, premiums realized on its metals prices, nickel unit cash cost of sales after by-product credits, third party toll smelting and refining arrangements, production costs on its own mine production, nickel inventories, and the combined companies' financial results, including EBITDA, adjusted net earnings per share on a diluted basis, cash flow from operations, cash generation, the effect on and sensitivity of financial results to changes in nickel and other metal prices, exchange rates, energy and other costs and its common share price, cost reduction and related savings objectives, construction, commissioning, initial start-up, and other schedules, capital costs and other aspects of its Goro project, arrangements covering copper production and sales, capital expenditures at the Company's growth projects, overall capital expenditures, contributions from shareholders and government programs and other external sources of funds, and governmental clearances or approvals required, for its growth projects, tax payments, planned maintenance and other shutdowns and subsequent start-ups at certain operations, new collective labour agreements, including the risk of a disruption or work stoppage, and other issues and aspects relating to its business and operations. Inherent in those statements are known and unknown risks, uncertainties, assumptions and other factors well beyond Inco's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be completed in a timely manner, the risk that Inco's offer for Falconbridge will be unsuccessful for any reason, Inco may not meet the other remaining conditions of its offer, Inco may not realize the anticipated annualized benefits and operational and other synergies and cost savings from the acquisition or related divestitures, restructurings, integration and other initiatives associated with the planned combination of Inco and Falconbridge and Inco may realize unanticipated costs and/or delays or difficulties relating to such integration, the risk that the proposed Inco-Phelps Dodge arrangement transaction will be unsuccessful for any reason, and such other risks relating to Inco as business and economic conditions in the principal markets for Inco's products, the supply, demand and prices for metals to be produced, purchased nickel intermediates and nickel-containing stainless steel scrap and other substitutes and competing products for the primary metals and other products Inco produces, developments concerning labour relations, the Company's deliveries, production levels, production and other anticipated and unanticipated costs and expenses, metals prices, premiums realized over LME cash and other benchmark prices, tax benefits and charges, changes in tax legislation, hedging activities, the Canadian-U.S. dollar and other exchange rates, changes in Inco's common share price, the capital costs, scope, schedule, required permitting, potential disruptions and other key aspects of the Goro project, the timing of receipt of all necessary permits and governmental, regulatory and other clearances or approvals, and engineering and construction timetables, for the Goro project, the necessary shareholder and government program sources of financing for the Goro and other projects, political unrest or instability in countries or territories such as Indonesia and New Caledonia, risks involved in mining, processing and exploration activities, research and development activities, the accuracy of our estimated mineral/ore reserves and/or mineral resources, resolution of environmental and other proceedings and the impact of various environmental regulations and initiatives, market competition, the ability to continue to pay quarterly cash dividends in such amounts as Inco's Board of Directors may determine in light of other uses for such funds and other factors, and other risk factors listed from time to time in the Inco's, Falconbridge's and Phelps Dodge's reports filed with the U.S. Securities and Exchange Commission. Accordingly, readers should not place undue reliance on any forward-looking statements. The forward-looking statements included in this release represent Inco's views as of the date of this presentation. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this presentation. Forward-looking statements are based on a number of assumptions which may prove to be incorrect. Such assumptions include, but are not limited to, the timing, steps to be taken and completion of Inco's offer to acquire all of the common shares of Falconbridge, including the financing required for the offer, the timing, steps to be taken and completion of the proposed Inco-Phelps Dodge arrangement transaction, estimates on the U.S. dollar-Canadian dollar exchange rate for 2006, global industrial production and in key geographic markets, interest rates, global nickel and other metals demand and supply and in key geographical markets, and growth in the key end-use markets for the metals produced by Inco, that Inco would not have any labour, equipment or other disruptions at any of our operations of any significance in 2006 other than any planned maintenance or similar shutdowns and that any third parties which we are relying on to supply purchased intermediates or provide toll smelting or other processing do not experience any unplanned disruptions. Forward-looking statements for time periods subsequent to 2006 involve longer term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking statements.

Important Legal Information This communication may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the U.S. Securities and Exchange Commission (the "SEC"), on October 24, 2005 and July 14, 2006, registration statements on Form F- 8, which include Inco's offer and take-over bid circular, and has filed amendments thereto, which include notices of extension and variation, and will file further amendments thereto as required, in connection with the proposed combination with Falconbridge. The offer and take-over bid circular and the notices of variation and extension have been sent to shareholders of Falconbridge Limited. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), amendments thereto and other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO'S PROPOSED COMBINATION WITH INCO. This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco's proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO'S PROPOSED COMBINATION WITH PHELPS DODGE. Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco's proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco's and Phelps Dodge's executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively. Investors and security holders may obtain copies of the offer and take-over bid circular, the notices of variation and extension, the registration statements, the Solicitation/Recommendation Statement and Inco's, Falconbridge's and Phelps Dodge's other public filings made from time to time by Inco, Falconbridge and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC's web site, www.sec.gov, free of charge. The proxy statement may also be obtained free of charge at www.sec.gov and the Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, the offer and take-over circular and the other disclosure documents may be obtained free of charge by contacting Inco's media or investor relations departments.

Scott Hand, Chairman & CEO of INCO Note: Share prices as of July 21, 2006

Participate in the New Mining Super Major The Pre-eminent North American Mining Play US$57 Billion(1) Enterprise Value Leading Global Market Positions in the Best Metals #1 in Nickel #2 in Copper #2 in Molybdenum #3 in Cobalt Attractively Diversified Across Metals, Markets and Geographies World Class, Long-Life Reserves and Development Pipeline Value for all Shareholders $900 Million of Annual Synergies $5 Billion Return of Capital Strong, Flexible Investment Grade Balance Sheet Compelling Case for Multiple Expansion 1 Pro forma enterprise value as of July 21, 2006. "Enterprise Value" defined as equity value plus net debt, preferred stock and minority interest less investments in unconsolidated affiliates.

Inco/Falconbridge Phelps Dodge Inco Feed Flow Optimization 205 Maximizing Throughput 135 Cost & Other Improvements 100 SG&A 110 Efficiency savings (QFZ/One Mine Strategy) With $900 Million of Annual Synergies $550 $900 +$350 NPV of Synergies(1): $5,800 (US$ in millions) Feed Flow Optimization Maximizing Throughput Cost & Other Improvements SG&A Technology & Debottlenecking "One Mine" and Quest for Zero ("QfZ") Projects Sourcing & Logistics SG&A and Exploration 1 Assumes discount rate of 7%.

BHP Billiton Rio Tinto Anglo Phelps Dodge Inco CVRD Inco Falconbridge Alcoa Xstrata Barrick Norilsk Alcan 138.093 68.938 63.834 57.446 57.407 42.114 34.194 30.115 27.017 26.501 22.901 The New Super Major Note: Stock prices as of July 21, 2006. Phelps Dodge Inco based on pro forma standalone enterprise values and does not include any impact of multiple re-rating or synergies. "Enterprise Value" means equity value plus net debt, preferred stock and minority interest less investments in unconsolidated affiliates. Enterprise Value (US$ in billions) "Super Majors"

Large, Diversified Miners Receive Higher Valuations Regression Line (Y) Y 1 140 7 65.3 5.6 71 5.6 57.5 6.6 15.8 3.1 31.17 6.1 11.9 3.9 11.6 3 7.4 3.2 3.2 58 5 5 27.3 5.4 5.4 1.2 3.9 3.9 13.5 4.4 4.4 23.5 5.7 5.7 35 5.8 5.8 110 9 9 Current Market Valuations (1) Enterprise Value / 2006E EBITDA (x) "Pure-Play" Diversified Enterprise Value (US$Bn) Estimates based on I/B/E/S consensus; prices as of July 21, 2006 Pro Forma Phelps Dodge Inco multiple includes annual expected pre-tax synergies of $900MM BHP Billiton Anglo American Rio Tinto CVRD Phelps Dodge Xstrata Teck Cominco Grupo Mexico PF PDI (2) Antofagasta LionOre Norilsk SCC Alcoa Alcan

An Unrivalled Position in the Premier Metals Copper and nickel will remain the world's strongest performing metals Nickel prices will remain high to keep strong demand in line with supply Depleted inventories throughout supply chain Only 11.5 hours of supply left on the LME China to become world's largest stainless steel producer China will remain reliant on copper and nickel imports Fundamentals improving in other global markets Rebounding stainless output, tighter scrap market

Tremendous Momentum in Nickel Indexed Price Performance (Since May-2006) 80% 90% 100% 110% 120% 130% 140% 150% 160% 170% 01-May-06 11-May-06 21-May-06 31-May-06 10-Jun-06 20-Jun-06 30-Jun-06 10-Jul-06 21-Jul-06 $ 12.11 143% $ 3.43 107% $ 1.45 102% Nickel Copper Zinc

LME nickel prices have risen sharply while LME nickel stocks have fallen sharply cash stocks 03/04/2006 15655 31782 04/04/2006 15600 31668 05/04/2006 16325 31170 06/04/2006 16725 30414 07/04/2006 16655 29430 10/04/2006 17160 28896 11/04/2006 17375 28728 12/04/2006 17715 28686 13/04/2006 17875 28218 18/04/2006 18600 28596 19/04/2006 18210 28416 20/04/2006 18550 28254 21/04/2006 19155 28092 24/04/2006 19400 27948 25/04/2006 20000 27678 26/04/2006 20155 27174 27/04/2006 19255 26994 28/04/2006 18550 26928 02/05/2006 19395 26766 03/05/2006 18805 25854 04/05/2006 19490 25560 05/05/2006 19950 25218 08/05/2006 19200 24906 09/05/2006 20050 24558 10/05/2006 20555 23964 11/05/2006 21750 23424 12/05/2006 22300 22986 15/05/2006 20600 22608 16/05/2006 20500 22062 17/05/2006 20850 21450 18/05/2006 21230 20982 19/05/2006 21075 20346 22/05/2006 21300 19368 23/05/2006 21485 18948 24/05/2006 22550 18678 25/05/2006 22700 18432 26/05/2006 22705 18276 30/05/2006 23030 18186 31/05/2006 23100 17898 01/06/2006 22295 17364 02/06/2006 21900 17070 05/06/2006 22000 17346 06/06/2006 21675 17304 07/06/2006 21630 17448 08/06/2006 21600 17226 09/06/2006 20555 16980 12/06/2006 20900 16752 13/06/2006 18600 15978 14/06/2006 19000 15840 15/06/2006 19000 16164 16/06/2006 19650 15510 19/06/2006 19440 15108 20/06/2006 19800 13872 21/06/2006 20180 13188 22/06/2006 20755 12588 23/06/2006 20295 11838 26/06/2006 20650 11142 27/06/2006 20855 10350 28/06/2006 21350 10548 29/06/2006 22195 10422 30/06/2006 22275 9990 03/07/2006 22690 9402 04/07/2006 23295 9258 05/07/2006 24000 9666 06/07/2006 24200 9462 07/07/2006 25505 8904 10/07/2006 25955 8418 11/07/2006 27645 8244 12/07/2006 29600 7674 13/07/2006 28795 6582 14/07/2006 29000 6462 17/07/2006 29850 6918 18/07/2006 28100 LME Stocks (tonnes) LME Cash ($/ tonne) ($6.80/lb) ($5.90/lb) ($7.71/lb) ($8.62/lb) ($9.53/lb) ($10.43/lb) ($11.34/lb) ($12.25/lb) ($13.15/lb) ($14.06/lb) June 22 Conference Call

Looking over the next couple of years nickel demand growth from 2005 will be limited by supply - new project development is not keeping pace with demand growth 2000 2001 2002 2003 2004 2005(e) 2006(e) 2007(e) 2008(e) 2009(e) 2010(e) Demand (5.0% per annum) 1110 1085 1167 1244 1264 1316 1382 1451 1523 1600 1680 2005 supply 1098 1148 1176 1204 1258 1290 1290 1290 1290 1290 1290 Inco increase 0 29.334 47.114 75.097 104.624 104.879 Other brownfield 15.334 73.55 70.673 115.093 126.247 Greenfield 6 26 109.1 201.4 Demand (6% per annum) 1110 1085 1167 1244 1264 1316 1395 1479 1567 1661 1761 Demand (6.5% per annum) 1110 1085 1167 1244 1264 1316 1402 1493 1590 1693 1803 Market in deficit 000s of tonnes World nickel production forecast* *Source: Inco management estimates - please refer to page 10 of the Directors' Circlular

During last period of strong global industrial production growth, driven by Japan from 1960 to 1974, world nickel demand growth averaged >7% per year 8.7%* 3.5%* 7%* 0.1%* 0.9%* 0% 2% 4% 6% 8% 10% 12% 1991-95 1995-2000 1960-74 1974-79 1979-91 Nickel Demand Growth Similar potential as China continues to grow >7% Growth *Average for periods indicated 4.2%* 2001-05 Source: Inco Limited

1st Qtr 2nd Qtr PD N 2681 FAL 2681 3835 Synergies 6516 550 Pro Forma N/FAL 7066 1998 15 Analyst Consensus EBITDA Estimates Nickel Price: $11.04 Copper Price: $3.53 Forward Curve Commodity Prices (1) Calculated as actual quarterly performance plus forward curve implied performance for remainder of year. Forward curve implied performance adjusts quarterly results based on disclosed metal price / earnings sensitivity. Forward pricing used for FAL include three months of actual copper and nickel prices due to latest quarterly information available as of 3/31/06; yielding implied copper price of $3.45 and implied nickel price of $10.38 Estimated annual pre-tax run-rate operating synergies (US$Bn) (US$Bn) (2) 1st Qtr 2nd Qtr PD N 2878 FAL 2878 4988 Synergies 7866 550 Pro Forma N/FAL 8416 1998 15 (2) Potential 2006E EBITDA New Inco Has Upside of its Own

Significant Near-Term Upside from Metals 1st Qtr 2nd Qtr PD 4792 N 4792 2681 FAL 7473 3835 Synergies 11308 900 Pro Forma PDI 12208 1998 15 Analyst Consensus EBITDA Estimates Nickel Price: $11.04 Copper Price: $3.53 Forward Curve Commodity Prices (1) Calculated as actual quarterly performance plus forward curve implied performance for remainder of year. Forward curve implied performance adjusts quarterly results based on disclosed metal price / earnings sensitivity. Forward pricing used in PD and FAL include three months of actual copper and nickel prices due to latest quarterly information available as of 3/31/06; yielding implied copper price of $3.45 and implied nickel price of $10.38 Estimated annual pre-tax run-rate operating synergies (US$Bn) (US$Bn) (2) 1st Qtr 2nd Qtr PD 5150 N 5150 2878 FAL 8028 4988 Synergies 13016 900 Pro Forma PDI 13916 1998 15 (2) Potential 2006E EBITDA

Significant Upside for All Shareholders Based on Phelps Dodge's offer for Inco (0.672x Phelps Dodge shares plus C$20.25 cash) and Inco's offer for Falconbridge (0.55676x Inco shares plus C$18.50 cash and C$0.75 special dividend) Hypothetical Values per Share (1) July 21st Prices C$63.30 2006E Pro Forma EBITDA (US$Bn) Per Inco Share Illustrative Multiple 5.0x 5.5x 6.0x C$84 C$94 92 103 100 112 C$81.45 Per PDI Share Illustrative Multiple 12.0 13.0 14.0 5.0x 5.5x US$84 94 105 6.0x US$96 108 120 US$109 122 135 C$104 113 123 US$77.20 Per Falco Share 5.0x 5.5x 6.0x C$66 C$72 71 77 75 81 Illustrative Multiple C$77 82 88

Fundamentals Support Inco's Valuation 70% 90% 110% 130% 150% 170% 190% 210% 230% 250% Oct-05 Nov-05 Jan-06 Feb-06 Apr-06 May-06 Jul-06 Indexed Prices (%) Inco LME Nickel Norilsk Nickel 57% 65% 96% % Increase Rebased Inco (Current) C$ 81.45 C$ 102 C$ 86

Don't Trust Xstrata's Conditional Offer July 28 Falconbridge rights plan expires - Xstrata can creep July 27 Inco offer for Falconbridge expires August 14 Xstrata EGM and expiry of offer for Falconbridge Significant Risks to Xstrata's offer: No minimum condition Xstrata can take up shares in tender and re-bid later at lower levels Highly conditional offer Long list of conditions in Xstrata's "sole judgment" Falconbridge shareholders exposed to Xstrata creep after Inco's offer expires Investment Canada approval Xstrata shareholder approval

Accept the Best Offer on the Table Inco Offer: C$64.60 C$64.60 C$64.60 Xstrata Offer: C$63.25 C$63.25 C$63.25 Receive the Best Short-Term and Long-Term Value Note: Share prices as of July 21, 2006 C$ 1.35 + upside from participation in new PDI with no upside

The Global #3 in Profits and Cash Flow (US$Bn) (US$Bn) 2006E Free Cash Flow (3) 2006E EBITDA (1) Based on I/B/E/S (Institutional Brokers' Estimate System) Includes $900MM of run rate pre-tax synergies Calculated as I/B/E/S Net Income + Depreciation & Amortization - Capex based on consensus Wall Street research Series 1 BHP 8.5901872 Rio 6.30124 PDI 4.977564228 Anglo 4.315398692 CVRD 2.681625059 (2) Series 1 BHP 19.924 Rio 13.006 PDI 12.158 Anglo 11.847 CVRD 9.233 Xstrata 4.94416 (2)

The Relationship is Proven Over the Cycle Source: FactSet Projections based on I/B/E/S consensus estimates Diversified index includes BHP, Rio Tinto, Anglo American, Xstrata, and CVRD Pure play index includes Inco, Phelps Dodge, Noranda, Grupo Mexico, WMC Resources, Falconbridge and Teck Cominco 07/05/1999 11.34270377 7.455303411 14/05/1999 11.0841952 7.206203859 21/05/1999 11.38028754 6.920714831 28/05/1999 9.917569452 6.207183281 04/06/1999 10.14112166 6.64222023 11/06/1999 11.00398682 6.742347673 18/06/1999 10.60547457 7.060317928 25/06/1999 10.40025855 7.018379464 02/07/1999 11.01737189 7.170408816 09/07/1999 11.33049483 7.368451612 16/07/1999 11.28661954 7.291731731 23/07/1999 10.96947636 6.897321586 30/07/1999 10.75577601 6.958916675 06/08/1999 11.29064806 7.011942048 13/08/1999 11.70162341 7.27241832 20/08/1999 11.27666228 7.437562949 27/08/1999 10.83322568 7.12552167 03/09/1999 11.00709589 7.218339479 10/09/1999 10.80039551 7.499090333 17/09/1999 10.38149797 7.546195236 24/09/1999 10.55557392 7.201471534 01/10/1999 9.570882087 6.504144068 08/10/1999 9.746238071 6.456396679 15/10/1999 9.327096963 6.541327316 22/10/1999 9.188714591 6.634847573 29/10/1999 8.6084556 6.502115999 05/11/1999 8.605873425 6.350833228 12/11/1999 8.845894103 6.36833023 19/11/1999 9.479305939 6.312176049 26/11/1999 9.285807637 6.255704638 03/12/1999 9.849794415 6.3270646 10/12/1999 10.0888357 6.380373424 17/12/1999 10.94967618 6.752663821 24/12/1999 10.63318229 6.745892136 31/12/1999 11.4780151 7.352888351 07/01/2000 11.80967691 7.579982604 14/01/2000 11.36375521 6.505599831 21/01/2000 10.87891445 6.220389692 28/01/2000 9.970182279 5.989578468 04/02/2000 9.768134635 6.004481341 11/02/2000 9.373974912 5.926328565 18/02/2000 9.320301735 5.879269038 25/02/2000 8.675063488 5.637171014 03/03/2000 8.461951343 5.587351627 10/03/2000 8.270246836 5.401942135 17/03/2000 8.637104389 5.598308571 24/03/2000 8.666856709 5.529520959 31/03/2000 8.180670286 4.914708777 07/04/2000 8.409541673 4.792393649 14/04/2000 7.580137177 4.70638211 21/04/2000 7.503128767 4.718612721 28/04/2000 8.07465236 4.655029951 05/05/2000 8.427750761 5.476190015 12/05/2000 8.287066541 5.753847707 19/05/2000 8.20751055 5.775392263 26/05/2000 7.994113436 5.395782259 02/06/2000 7.705485108 5.418348034 09/06/2000 7.93198023 5.208620162 16/06/2000 8.054581797 5.20469681 23/06/2000 7.950194307 5.043570026 30/06/2000 7.852940909 4.833496442 07/07/2000 7.838006691 5.202889008 14/07/2000 8.159016532 5.291719909 21/07/2000 7.868010928 5.382095567 28/07/2000 7.69925935 5.277806846 04/08/2000 7.551122646 5.45038889 11/08/2000 7.999104512 5.547473139 18/08/2000 8.28004313 5.502809781 25/08/2000 8.476987527 5.658497344 01/09/2000 8.247303841 5.788954766 08/09/2000 8.477468808 5.967195348 15/09/2000 8.022168189 5.794116903 22/09/2000 7.686582537 5.57325582 29/09/2000 7.316510201 5.475316557 06/10/2000 7.384089932 5.545157577 13/10/2000 7.217044017 4.982829136 20/10/2000 7.222167059 5.066831997 27/10/2000 7.324392529 5.08559044 03/11/2000 7.752112517 5.196242233 10/11/2000 7.670947232 5.239577127 17/11/2000 7.522861131 5.124848386 24/11/2000 7.436882839 5.092782188 01/12/2000 7.309853174 5.252185709 08/12/2000 7.956136936 5.454081703 15/12/2000 7.459293871 5.377284721 22/12/2000 7.611677684 5.519144578 29/12/2000 8.311072584 5.843546588 05/01/2001 8.647509687 5.711670103 12/01/2001 8.894180238 5.4935292 19/01/2001 9.160824736 5.543627298 26/01/2001 9.031712052 5.531525961 02/02/2001 9.11481298 5.64797621 09/02/2001 8.98213099 5.638941524 16/02/2001 9.383635204 5.645894589 23/02/2001 9.37626817 5.559685282 02/03/2001 8.959383278 6.593906493 09/03/2001 8.98801611 6.221657541 16/03/2001 8.360690911 5.781717837 23/03/2001 8.194328895 5.684653195 Historical Market Valuations (x) Diversifieds(2) 6.6x Pure Plays(3) 5.4x Enterprise Value / NTM EBITDA (1) (x)

World nickel supply/demand balance All figures in 000s of tonnes Our 2006 forecast deficit cannot be much larger as all nickel will be utilized; prices will have to stay high to keep demand in line with supply Source: Inco Limited